EXHIBIT 12
HSBC FINANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

				March 29	January 1
	Year Ended	Year Ended		Through	Through
	December 31,	December 31,		December 31,	March 28,
	2005	2004		2003	2003		2002		2001

	(Successor)	(Successor)		(Successor)	(Predecessor)		(Predecessor)		(Predecessor)
	(in millions)
Net income	$1,772	$1,940		$1,357	$246		$1,558		$1,848
Income taxes	891	1,000		690	182		695		970

Income before income taxes	2,663	2,940		2,047	428		2,253		2,818

Fixed charges:
Interest expense(1)	4,832	3,143		2,031	898		3,879		4,197
Interest portion of rentals(2)	61	54		40	18		68		64

Total fixed charges	4,893	3,197		2,071	916		3,947		4,261

Total earnings as defined	$7,556	$6,137		$4,118	$1,344		$6,200		$7,079
Ratio of earnings to fixed charges	1.54	1.92	(4)	1.99	1.47	(5)	1.57	(6)	1.66

Preferred stock dividends(3)	125	108		86	32		91		24

Ratio of earnings to combined fixed charges and preferred stock dividends	1.51	1.86	(4)	1.91	1.42	(5)	1.54	(6)	1.65

(1)	For financial statement purposes, these amounts are reduced for income earned on temporary investment of excess funds, generally resulting from over-subscriptions of commercial paper issuances.

(2)	Represents one-third of rentals, which approximates the portion representing interest.

(3)	Preferred stock dividends are grossed up to their pretax equivalents.

(4)	The 2004 ratios have been negatively impacted by $121 million (after-tax) from the adoption of FFIEC charge-off policies for our domestic private label (excluding retail sales contracts at our consumer lending business) and MasterCard and Visa portfolios in December 2004 and positively impacted by the $423 million (after-tax) gain on the bulk sale of our domestic private label receivables (excluding retail sales contracts at our consumer lending business) to HSBC Bank USA in December 2004. Excluding these items, our ratio of earnings to fixed charges would have been 1.83 percent and our ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.77 percent. These non-GAAP financial ratios are provided for comparison of our operating trends only.

(5)	The 2003 ratios have been negatively impacted by the $167 million (after-tax) of HSBC acquisition related costs and other merger related items incurred by HSBC Finance Corporation. Excluding these charges, our ratio of earnings to fixed charges would have been 1.69 percent and our ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.63 percent. These non-GAAP financial ratios are provided for comparison of our operating trends only.

(6)	The 2002 ratios have been negatively impacted by the $333 million (after-tax) settlement charge and related expenses and the $240 million (after-tax) loss on the disposition of Thrift assets and deposits. Excluding these charges, our ratio of earnings to fixed charges would have been 1.80 percent and our ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.76 percent. These non-GAAP financial ratios are provided for comparison of our operating trends only.